January 26, 2009
VIA EDGAR
Jill S. Davis
Branch Chief
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549
Re:	Alon USA Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 11, 2008 Form 10-Q for the Quarterly Period Ended September 30, 2008 Filed November 7, 2008 File No. 1-32567
Dear Ms. Davis:
     Alon USA Energy, Inc. (the “Company”) respectfully requests an extension of time to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission to the above-referenced filings in order to allow the Company to gather additional information. The Company intends to file its response to the Staff’s comments no later than February 2, 2009.

Sincerely,
/s/ Shai Even
Shai Even
Senior Vice President and Chief Financial Officer

cc:	Mark Wojciechowski Jennifer Goeken U.S. Securities and Exchange Commission

Jeff D. Morris Harlin R. Dean Alon USA Energy, Inc.